EXHIBIT 99.04

______________ __, 20___

TO: [FULL NAME]

RE: PERS Performance Award

We are very pleased to announce the grant of this Performance Award in accordance with the R.H. Donnelley Corporation 2001 Stock Award and Incentive Plan (as may be amended from time to time, the “2001 Plan”), a copy of which you may access electronically on the RHD Intranet under “Human Resources”. Unless otherwise defined herein, the terms defined in the 2001 Plan have the same defined meanings in this letter (this “Award Document”).

PERS Performance Measures
This Key Employees’ Performance Unit Program (“PERS”) is for the ____-year period beginning ______________ __, 20__ and ending ______________ __, 20__ (the “PERS Performance Period”), and this Performance Award is a long-term incentive award that is based on the cumulative Diluted Earnings per Share and Economic Profit results for the Company for the full PERS Performance Period. Your target award (“Target”) is __% of your current base salary, and the performance measures and targets are:

Performance Measure	Weighting	Threshold	Target	Maximum
Diluted Earnings per Share	%	$	$	$
Economic Profit	%	$	$	$

Economic Profit is in millions		Receive 50% of Target as PERS award	Receive 100% of Target as PERS award	Receive 200% of Target as PERS award

The maximum PERS award is 200% of Target, and the PERS award is straight-line interpolated between 50% and 100%, and 100% and 200%. No amount will be payable with respect to a given performance measure if the threshold performance is not achieved.

After the end of the PERS Performance Period, your PERS award will be determined by the Committee in accordance with the foregoing performance measures and targets, and then will be converted into shares (“Restricted Shares”) of the Company’s common stock, par value $1.00 per share, based upon the prevailing market price of our common stock as determined in the reasonable discretion of the Committee at the time of conversion (the “Conversion Date”). One-third of the Restricted Shares will vest and be distributed to you as soon as reasonably practicable after the Conversion Date (the “Initial Distribution Date”), pursuant to the “Time of Distribution” provisions below. While this may change from time to time without notice, the Company’s current expectation is that the Initial Distribution Date will occur in March 20__. The next one-third of the Restricted Shares will vest and be distributed to you on (or about) the first anniversary of the Initial Distribution Date, and the last one-third of the Restricted Shares will vest and be distributed to you on (or about) the second anniversary of the Initial Distribution Date. Upon distribution of your Restricted Shares, you shall have all of the rights of a stockholder with respect to the Restricted Shares, including without limitation the right to vote such Restricted Shares and the right to receive dividends thereon (subject to any mandatory reinvestment or other requirement imposed by the Committee). Prior to such time, you will not have any rights of a stockholder with respect to this Performance Award or such Restricted Shares.

PERS Award; Restricted Shares

Termination of Employment: Upon your termination of employment before the distribution of your Restricted Shares, your Performance Award hereunder will terminate, except that in the case of your death, Disability (as defined below), Retirement (as defined below), assignment to a different position for which you become no longer eligible to receive a PERS award, grant of a leave of absence or other termination of employment (other than for Cause or as a result of your voluntary termination) (each, an “Employment Status Change”), the Committee may determine, in its sole and absolute discretion, to pay to you a portion of this Performance Award, based on the period of your actual participation, such amount (if any) to be paid to you in cash.

The current policy of the Committee regarding payment of PERS awards in the event of an Employment Status Change, which it may change from time to time without notice, is:

(a)	if your Employment Status Change occurs during the first 12 months of the 36-month PERS Performance Period, to make no PERS payment;
(b)	if your Employment Status Change occurs during the second 12 months of the 36-month PERS Performance Period, to make a pro rata PERS payment in cash (where the proration will be calculated by dividing the number of months of your actual participation by 36 months) of your Target award; provided, however, that in the event that the Committee reasonably believes that the above referenced Target performance measures may not be achieved, for whatever reason, as of the end of the PERS Performance Period, the Committee may, in its sole and absolute discretion, (i) defer any payout of your PERS award until determination of the Company’s actual financial performance against the above referenced performance measures during the full PERS Performance Period and (ii) upon such determination, make a PERS payment in cash that is the lesser of (A) the pro rata Target-based payment provided by this clause (b) or (B) the pro rata PERS payment in accordance with clause (c) below;
(c)	if your Employment Status Change occurs during the last 12 months of the 36-month PERS Performance Period, to make a pro rata PERS payment in cash (where the proration will be calculated by dividing the number of months of your actual participation by 36 months), based on the Company’s actual financial performance against the above referenced performance measures during the full PERS Performance Period. Such cash payment would be made at the same time that other participants receive their respective Restricted Shares pursuant to the “Time of Distribution” provision below.

The term “Disability” shall have the meaning defined for such term in the long-term disability plan of the Company, as in effect from time to time, and the term “Retirement” shall mean your termination after your attaining (i) age 55 years with 10 years of service with the Company or any of its subsidiaries or affiliates or (ii) age 65 years without regard to years of such service.

Upon your death, Disability, Retirement or other termination of employment (other than for Cause or as a result of your voluntary termination) following the conversion of your PERS award into Restricted Shares, any unvested Restricted Shares (“Unvested Shares”) will become immediately vested.

If your Employment Status Change occurs after the end of the PERS Performance Period but prior to the conversion of your PERS award into Restricted Shares, such Employment Status Change will be deemed to have occurred immediately after such conversion.

Effect of a Change in Control: Notwithstanding the foregoing, upon a Change in Control, your PERS award will be payable immediately at 200% of your target Award, and any Unvested Shares (including those Restricted Shares into which such PERS award is converted) will become immediately vested. Except as specifically provided for in this “Effect of a Change in Control” provision, in connection with a Change in Control, this Performance Award will be subject to Section 10 of the Plan (including without limitation Section 10(e) of the Plan).

Termination for Cause or Voluntary Termination: If your employment is terminated by the Company for Cause or if you voluntarily terminate your employment, in either case at any time before the conversion of your PERS award into Restricted Shares (including following the end of the PERS Performance Period), then you will forfeit this Performance Award in its entirety and will receive no payment thereunder.

If your employment is terminated by the Company for Cause or if you voluntarily terminate your employment, in either case at any time following the conversion of your PERS award into Restricted Shares, then you will forfeit all Unvested Shares for no consideration.

Time of Distribution: If you are eligible to receive Restricted Shares, you will receive the first tranche of your vested Restricted Shares as soon as reasonably practicable after the Conversion Date, following the end of the PERS Performance Period and determination and approval of your PERS award by the Committee.

Miscellaneous
This Performance Award and any Unvested Shares will not be pledged, hypothecated or otherwise encumbered or subject to any lien, obligation or liability of you to any party (other than the Company or its subsidiary or affiliate), or assigned or transferred by you (including the making of any short sale of, the grant of any option for the purchase thereof or the entry into any hedging or similar transaction with the same economic effect as a sale), other than by will or the laws of descent and distribution or to a Beneficiary upon your death. A Beneficiary, transferee or other person claiming any rights under the 2001 Plan from or through you shall be subject to all terms and conditions of the 2001 Plan and this Award Document, except as otherwise determined by the Committee, and to any additional terms and conditions deemed necessary or appropriate by the Committee.

This Performance Award is subject to forfeiture under certain circumstances in accordance with Section 11 of the 2001 Plan. Any Restricted Shares into which your PERS award is converted, and any gains realized upon the vesting or distribution of your Restricted Shares, are similarly subject to such forfeiture provisions as if they were, for such purposes, Restricted Stock (as defined in Section 2(cc) of the 2001 Plan).

You may be required to execute a restricted share agreement or similar document in connection with any grant of Restricted Shares resulting from the conversion of your PERS award, such agreement to be in such form as the Committee may specify.

The decisions of the Committee (or, the Board, as may be applicable) as to the computation of various PERS performance measures and other determinations to be made with respect to this Performance Award or any Restricted Shares will be final, binding and conclusive on you, the Company and any other interested person.

ANY PERS AWARD AND THE RECEIPT OF RESTRICTED SHARES INTO WHICH SUCH AWARD IS CONVERTED ARE EARNED ONLY BY CONTINUING AS AN EMPLOYEE AT THE WILL OF THE COMPANY (NOT THROUGH THE ACT OF BEING HIRED OR BEING GRANTED THIS PERFORMANCE AWARD). THIS AWARD DOCUMENT, THE PERS PERFORMANCE PERIOD AND THE VESTING SCHEDULE FOR THE RESTRICTED SHARES SET FORTH HEREIN DO NOT CONSTITUTE AN EXPRESS OR IMPLIED PROMISE OF CONTINUED EMPLOYMENT FOR ANY PERIOD OR AT ALL, AND WILL NOT INTERFERE IN ANY WAY WITH YOUR RIGHT TO TERMINATE OR THE COMPANY’S RIGHT TO TERMINATE YOUR EMPLOYMENT AT ANY TIME, WITH OR WITHOUT CAUSE.

The Company and any subsidiary or affiliate is authorized to withhold from any payment relating to this Performance Award amounts of withholding and other taxes due or potentially payable in connection with any transaction involving this Performance Award or the Restricted Shares, and to take such other action as the Committee may deem advisable to enable you and the Company to satisfy obligations for the payment of withholding taxes and other tax obligations relating to this Performance Award. Notwithstanding any provision of the 2001 Plan to the contrary, only the minimum number of Restricted Shares necessary to satisfy statutory withholding requirements will be withheld, and no Restricted Shares will be withheld in connection with any election filed by the Participant pursuant to Section 83(b) of the Internal Revenue Code of 1986, as amended.

The validity, construction and effect of this Award Document will be determined in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law, and applicable provisions of federal law. Any modification of this Award Document must be in writing signed by the Company (oral statements by any person cannot modify this Award Document).

Please let me know if you have any questions.

Sincerely,

_________________________
Name:
Title: